William Gleeson
Applied Minerals, Inc.
110 Green Street, Suite 1101
New York, NY 10012
212.226.4351
wgleeson@appliedminerals.com

January 2, 2014

By EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention:  James Lopez

Re: Applied Minerals, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-191532
Acceleration Request

Dear Mr. Lopez:

We hereby withdraw the acceleration request dated December 26, 2013. .

Very truly yours,

/s/ William Gleeson

William Gleeson, General Counsel